KPMG Peat Marwick LLP
60 East South Temple
Suite 900
Salt Lake City, UT  84111



September 16, 1997



Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for BSD Medical Corporation and, under the date of November 25, 1996, we reported on the financial statements of BSD Medical Corporation as of and for the years ended August 31, 1996 and 1995. On August 14, 1997, our appointment as principal accountants was terminated. We have read BSD Medical Corporation's statements included under Item 4 of its Form 8-K/A dated August 14, 1997, and filed September 2, 1997, and we agree with such statements, except that we are not in the position to agree or disagree with Item 4(a)(1)(iii) or Item 4(a)(2).

Very truly yours,

/s/ KPMG Peat Marwick LLP
    Salt Lake City, Utah